Exhibit 2

[Letterhead of Discovery Partnerships]

June 7, 2006

Board of Directors
Herley Industries, Inc.
101 North Pointe Boulevard
Lancaster, PA 17601-4133

Dear Directors:

In light of your Board meeting tomorrow, June 8, 2006, and the grave circumstances surrounding the Company at this particular time, we are compelled to share information that is incremental to our previous letter (“First Letter”) of May 17, 2006. In the First Letter, which was attached to our Fund’s 13D filing with the SEC, we brought to the attention of the Board, “certain actions by the management of the Company that we believe should be of great concern.” In summary, we expressed our belief that management has repeatedly rejected overtures from highly strategic acquirers that are likely willing to pay a significant premium for the Company. We specifically urged the Board to seek advice on this matter from an independent investment banking advisor.

Immediately after sending that letter, a great number of large institutional shareholders contacted us expressing concern regarding governance of the Company. You should know that your institutional shareholders are generally appalled by the seeming lack of real independence of this Board as evidenced by excessive compensation packages and a lack of management accountability. In total, we have become aware of an exceptionally high level of dissatisfaction among at least 40% of the public shareholders.

In the few short weeks since the First Letter, Herley has reported two new, unanticipated and alarming events.

•                    First, on June 5, 2006, management announced that its third quarter earnings will be below Company expectations and analyst estimates. Given the Company’s track record for “unexpected earnings disappointments” the term has become an oxymoron at Herley. However, this stumble is particularly alarming in that management was finally expected to show the long-awaited fruits of its multi-year acquisition program and the large engineering investments that have weighed down earnings. Also, please know that the attempt by your company President, John Kelly, to put a positive futuristic spin on the situation has become not only trite but also transparent.

•                    Next, on June 6, 2006, the Company and its Chairman, Lee Blatt were indicted on multiple charges in connection with purported activities resulting in alleged excessive profits by the Company on three contracts with the United States Department of Defense.

In the first paragraph of the press release issued yesterday by management it is purposefully pointed out that the contracts in question amount to only $3.9 million in revenue over the course of three years at a company with total revenues of $180 million as if to dismiss the seriousness of the situation.

If our First Letter did not adequately capture the Board’s attention, certainly these two more recent disclosures must raise the requisite red flags. This Board of Directors has looked the other way long enough. The costs to the public shareholders, for whom the Board members are fiduciaries, are mounting. Indeed, the viability of the Company may now be at stake. You must be concerned that the allegations of cheating the government might preclude Herley from doing future business with the government and its contractors. Here is the action plan that the Board must now adopt:

1.                 Seek to remove Lee Blatt from the Board. Mr. Blatt cannot possibly serve as an effective director under these circumstances and he will surely be turning his attention to his personal legal defense.

2.                 Name a new Chairman that is independent and has interests that are aligned with public shareholders. Note that other than Lee Blatt, Chairman, and Myron Levy, Vice Chairman, the current directors own less than 1% of the Company’s outstanding stock. This is a particularly opportune time to add a director with a real and substantial economic interest in the Company. If any other large shareholders have expressed interest in serving in a director capacity, we would support their candidacy. If no other large shareholder has stepped forward, we would be willing to lend a qualified member of our management team to serve in such capacity.

3.                 Appoint a Special Committee of the Board to evaluate the future viability of Herley. A committee of independent directors must be formed to assess the strength of the Company’s legal defense and strategic alternatives for preserving shareholder value.

4.                 Hire an independent investment bank and independent legal counsel to assist the Special Committee. Qualified advisors can help the Board understand the risks of the present situation and explore all strategic alternatives, including a possible sale to any of the many interested strategic parties identified in our First Letter.

5.                 Consider a sale of the Company. The Board must consider the real possibility that Herley’s future, the continuing livelihoods of its employees and the security of its investors may now require that it become part of another company that can restore the integrity necessary to continue its business with the U.S. Department of Defense.

The Directors have no choice but to pursue such a course of action given the fiduciary responsibility they have to the Company’s constituents and to avoid personal culpability in the event of an unraveling of the Company.

With an investment of over 5% of Herley’s outstanding shares, we have a strong alignment of interest with all the unaffiliated shareholders. On the behalf of all the Company’s non-management shareholders, we hereby request a timely meeting with the Board to learn directly of your plans to address this grave situation. We would also present to you the information and analysis that supports our contention in the First Letter that there are logical strategic suitors willing to pay a significant premium to shareholders in order to acquire Herley.

Respectfully,

Daniel. J. Donoghue	Michael R. Murphy
Managing Director	Managing Director

Distribution:	Mr. Lee N. Blatt, Chairman of the Board
Mr. Myron Levy, Vice Chairman and Chief Executive Officer
Admiral Edward K. Walker, Jr. (Ret.), Director
Dr. Edward A. Bogucz, Director
Adm. Robert M. Moore (Ret.), Director
Mr. John A. Thonet, Director and Secretary
Mr. Carlos C. Campbell, Director

cc: Mr. John M. Kelley, President